

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 12, 2017

Via E-mail
Shalom Hirschman
Chief Executive Officer
QuantRx Biomedical Corporation
10190 SW 90th Avenue
Tualatin, Oregon 97123

> **Re: QuantRx Biomedical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-17119**

Dear Mr. Hirschman:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that in the first and third paragraphs of the report your auditor has only opined on the financial statements as of and for the year ended December 31, 2016. Please file an amendment to your Form 10-K, including the complete Item 8 and updated certifications, to provide an audit report that opines on all the periods presented in your financial statements - i.e., as of and for the years ended December 31, 2016 and 2015. Refer to Rules 2-02 and 8-02 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery